

April 11, 2013

Via Email

Sergio Traversa
Chief Executive Officer
Cactus Ventures, Inc.
501 Fifth Avenue, 3rd Floor
New York, NY 10017

> **Re:** **Cactus Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2013**
> **File No. 333-187313**

Dear Mr. Traversa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your filing states that you are incorporated in Nevada and discusses Nevada law. On January 29, 2013, you filed a Definitive Information Statement on Schedule 14C disclosing that you changed your state of incorporation to Delaware. Please revise or advise.

2.   We note that on December 28, 2012, you dismissed R.R. Hawkins & Associates International and hired GBH CPAs. Please revise to include the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Please ensure that the Exhibit 16 letter provided by your prior accountants refers to the correct registrant. In this regard, we note that the Exhibit 16 letter included in the Form 8-K filed on January 2, 2013 refers to Denali Concrete Management.

3.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Business Overview, page 4

4.   Please disclose that since inception on June 13, 2000, you have not generated any revenues, and that as of December 31, 2012, you have incurred net losses of $55,743,463. In addition, disclose your cash balance as of December 31, 2012 and, as disclosed on page 44, state that in 2013, you need up to $20 million in cash to finance research and development and to cover your ongoing working capital needs. Clarify that your first product is not expected to be commercialized until at least 2016. See Item 503(a) of Regulation S-K.

Risk Factors, page 6

5.   Include a risk factor, or risk factors, discussing the impact of Securities Act Rule 144(i), which will prohibit the use of the Rule 144 safe harbor until one year after you ceased to be a shell company, are an Exchange Act reporting company, are current in your periodic reports, and have filed Form 10 level disclosure for operating business activities. Address the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. See Item 503(c) of Regulation S-K.

"If we fail to obtain the capital necessary to fund our operations…," page 6

6.   Quantify your cash balance as of December 31, 2012, and the amount of money you need to finance research and development and to cover your ongoing working capital needs for the next twelve months. See Item 503(c) of Regulation S-K.

"Our radio-immunotherapy project candidates are in the early stages…," page 7

7.   Here, and in the immediately following risk factor, please explain what you mean by IND and NDA.

Risks Related to Ownership of Our Common Stock, page 15

8.   The first three risk factors in this section do not appear applicable to this offering. Please revise.

"The sale of securities by us in an equity or debt financing…," page 15

9.   On page 44, you disclose that in 2013, you expect cash needs of up to $20 million to continue your research and development efforts, that you have not completed your efforts to establish a stable recurring source of revenues sufficient to cover your operating costs for the next twelve months, and have financed your operations primarily through sales of stock and the issuance of convertible promissory notes. Please revise this risk factor and the immediately following risk factor to address these issues, the likelihood of future equity or debt financings, and the associated risks. See Item 503(c) of Regulation S-K.

"If we fail to maintain an effective system of internal controls…," page 17

10.   Please revise this risk factor disclosure to clearly indicate that at December 31, 2012, management concluded that your disclosure controls and procedures and your internal control over financial reporting were not effective due to several material weaknesses. In addition, please describe more fully the steps that you are currently taking to remediate the material weaknesses. Also, revise to disclose how long you estimate it will take to remediate such weaknesses and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur).

Selling Stockholders, page 19

11.   Please explain why the second paragraph of this section states that the tabular disclosure assumes a 100% share exchange by Actinium shareholders.

12.   Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

13.   Numerous footnotes contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimers.

Description of Business, page 35

14.   Please discuss your current financial condition, and the steps you plan to take in the short term and long term to continue to fund your business. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step and your anticipated funding source for each step. Additionally, explain how the substantial doubt regarding your ability to continue as a going concern impacts your business plan.

15.   Please include a materially complete description of all material agreements. For example, we note your discussion of several license and research and development agreements on pages F-18 through F-20.

16.   Please disclose an estimate of the amount spent on research and development activities during the last two fiscal years and include a materially complete description of these activities. See Item 101(h)(4)(x) of Regulation S-K.

Business Overview, page 35

17.   Please clarify your statement that Memorial Sloan-Kettering Cancer Center is "a related institution."

Our Corporate History and Background

Acquisition of Actinium, page 35

18.   Please explain why the Share Exchange was conducted in two phases and why you intend to "continue to exchange [your] shares of common stock for shares of Actinium held by the remaining Actinium Shareholders." Provide us with a legal analysis as to whether the Share Exchange has been completed and tell us whether you are attempting to register shares of common stock held by Actinium Shareholders that have not already been exchanged. For guidance, refer to Question 139.06 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Sections.

Intellectual Property Portfolio, page 38

19.   Please provide a more detailed description of the material aspects of your patents and patent applications. Ensure that you address their applicability to your fundamental business. See Item 101(h)(4)(vii) of Regulation S-K.

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters

Registration Rights, page 40

20.   Please disclose the number of shares entitled to registration rights and include a general discussion of the origin of the registration rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

21.   Please balance your disclosure in this section by including an expanded discussion of the key challenges you are facing, such as funding issues. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 44

22.   You state on page 44 that if all of the securities offered hereunder are sold, the net proceeds from this offering will provide you with the capital needed for 2013. Please clarify that this is a resale offering and there is no guarantee that any of the warrants will ever be exercised. Discuss the extent that you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50%, 75%, or none of the warrants are exercised. Also disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the exercise of 25%, 50%, 75%, 100% or none of the warrants. Finally, discuss your alternative plans for funding, assuming none of the warrants are exercised. See Item 303(a) of Regulation S-K.

Directors and Executive Officers, page 47

23.   Please disclose whether there are any arrangements or understanding between your directors and any other persons pursuant to which they were selected as a director. See Item 401(a) of Regulation S-K.

24.   For each director, on an individual basis, discuss the specific experience, qualifications, attributes or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

25.   You disclose that Mr. Traversa, your chief executive officer and chief financial officer, also serves as the chief executive officer of Relmada Therapeutics Inc. Please disclose the minimum amount of time per week that Mr. Traversa devotes to your company. Also, address whether his outside employment creates a material risk of conflicts of interest and, if so, how such conflicts will be resolved.

Corporate Governance

Director Independence, page 48

26.   Please clarify in the opening paragraph of this section that you are not listed on the NASDAQ, so although you use its definition of independence, its independence rules are inapplicable to you.

Executive Compensation

Summary Compensation Table, page 51

27.   Please explain why you awarded Mr. Cicic options and how you determined the amounts awarded. See Item 402(o) of Regulation S-K.

Director Compensation, page 51

28.   Please provide director compensation disclosure in the tabular format set forth in Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 53

29.   Your footnote disclosure suggests that you only included options and warrants in the table if they vested as of December 28, 2012. A person is deemed the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including, but not limited to, any right to acquire through the exercise of any option, warrant or right. See Exchange Act Rule 13d-3(d)(1)(i) and Instruction 2 to Item 403 of Regulation S-K. If the options or warrants are exercisable within 60 days, they should be included in the table. Please revise the table and footnotes accordingly.

30.   We note your disclosure in footnote 6 regarding the dissolution of Actinium Holdings by Bermuda authorities and its impact on beneficial and other ownership rights until the reinstatement of Actinium Holdings. Despite this issue, please disclose the person or persons who would otherwise have sole or shared voting and/or investment power over the securities beneficially owned by AHLB Holdings, LLC. See Instruction 2 to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions

Transactions With Related Persons, page 55

31.   Please provide us with your analysis as to whether Memorial Sloan-Kettering Cancer Center and/or related entities constitute your promoters. See Rule 405 of Regulation C.

If necessary, provide the disclosure required by Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

32.   In the first paragraph on page 2, please clarify what you mean by the "Closing Date."

Description of Securities

Warrants, page 57

33.   You do not appear to have described the material terms of the Stock Offering warrants, consulting firm warrants, and placement agent warrants. In addition, it is unclear whether you have filed the related agreements as exhibits. Please revise or advise.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 61

34.   This section appears inapplicable to this filing. See Item 510 of Regulation S-K. Please revise.

Recent Sales of Unregistered Securities, page 64

35.   For each unregistered offering, provide a more detailed discussion of the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. Disclose the number of non-accredited investors.

Signatures, page 66

36.   The registration statement has not been signed by your controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Any person who occupies more than one of these specified positions must indicate each capacity in which they sign the registration statement. See Instruction 2 to Signatures for Form S-1. Please revise.

Exhibit Index, page 67

37.   Please file your transaction management agreement with Jamess Capital Group, LLC and your contract with Oak Ridge National Laboratory as exhibits, or explain to us why Item 601(b)(10) of Regulation S-K is inapplicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3428 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: <u>Via E-Mail</u>
        Richard I. Anslow, Esq.
        Anslow & Jaclin LLP